EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2012		2011	2010	2009	2008
	(Dollars in thousands)

Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$226,583	244,896	274,584	347,166	671,946
Interest factor within rent expense (a)		36,696	34,341	31,565	29,670	24,618

Total fixed charges		$263,279	279,237	306,149	376,836	696,564

Earnings:
Income before income taxes		$1,552,526	1,224,600	1,092,789	519,291	739,779
Fixed charges		263,279	279,237	306,149	376,836	696,564

Total earnings		$1,815,805	1,503,837	1,398,938	896,127	1,436,343

Ratio of earnings to fixed charges, excluding interest on deposits	x	6.90	5.39	4.57	2.38	2.06

Including interest on deposits

Fixed charges:
Interest expense		$343,169	402,331	462,269	669,449	1,337,795
Interest factor within rent expense (a)		36,696	34,341	31,565	29,670	24,618

Total fixed charges		$379,865	436,672	493,834	699,119	1,362,413

Earnings:
Income before income taxes		$1,552,526	1,224,600	1,092,789	519,291	739,779
Fixed charges		379,865	436,672	493,834	699,119	1,362,413

Total earnings		$1,932,391	1,661,272	1,586,623	1,218,410	2,102,192

Ratio of earnings to fixed charges, including interest on deposits	x	5.09	3.80	3.21	1.74	1.54

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.